SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
(AMENDMENT NO. 3)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

                                                    FOUR SEASONS HOTELS INC.
(Name of the Issuer)

FOUR SEASONS HOTELS INC.
FS ACQUISITION CORP.
KINGDOM HOTELS INTERNATIONAL
CASCADE INVESTMENT, L.L.C.
TRIPLES HOLDINGS LIMITED
ISADORE SHARP
                                             HRH PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ ALSAUD

(Names of Person(s) Filing Statement)

                                                                                      Limited Voting Shares
(Title of Class of Securities)

                                                                                                 3500E104
(CUSIP Number of Class of Securities)

Four Seasons Hotels Inc.	Cascade Investment, L.L.C.
1165 Leslie Street	2365 Carillon Point
Toronto, Ontario, Canada M3C 2K8	Kirkland, WA 98033
Attention: Sarah Cohen	Attention: Laurie A. Smiley, Esq.
(416) 449-1750	Irene Song, Esq.
Isadore Sharp / Triples Holdings Limited	(425) 889-7900
c/o Four Seasons Hotels Inc.
1165 Leslie Street	HRH Prince Alwaleed Bin Talal Bin
Toronto, Ontario, Canada M3C 2K8	Abdulaziz Alsaud
Attention: Sarah Cohen	c/o Kingdom Holding Company
(416) 449-1750	Kingdom Centre – Floor 66
P.O. Box 2
FS Acquisition Corp.	Riyadh 11321
c/o Cascade Investment, L.L.C.	Kingdom of Saudi Arabia
2365 Carillon Point	011-966-1-211-1111
Kirkland, WA 98033
c/o Kingdom Hotels International	Kingdom Hotels International
P.O. Box 309GT, George Town, Grand	P.O. Box 309GT
Cayman, Cayman Islands	George Town, Grand Cayman, Cayman
Islands
(345) 949 8066

___________________________________________________________________________________________________________________________
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to
Wachtell Lipton Rosen & Katz		Cleary Gottlieb Steen & Hamilton LLP
51 W. 52nd Street		One Liberty Plaza
New York, New York 10019		New York, NY 10006
Attention: David A. Katz, Esq.		Attention: Christopher E. Austin, Esq.
Joshua R. Cammaker, Esq.		(212) 225-2000
(212) 403-1000

Ogilvy Renault	Hogan & Hartson L.L.P.
1981 McGill College Avenue	555 13th Street, N.W.
Montreal, Quebec, Canada H3A 3C1	Washington, D.C. 20004
Attention: Norman Steinberg, Esq.	Attention: Bruce W. Gilchrist, Esq.
(514) 847-4747	(202) 637-5600

Goodmans LLP	Osler, Hoskin & Harcourt LLP
250 Yonge Street	1221 Avenue of the Americas, 26th floor
Toronto, Ontario, Canada M5B 2M6	New York, New York
Attention: Jonathan Lampe, Esq.	Attention: Kevin D. Cramer, Esq.
(416) 979-2211	(212) 907-0537

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:                  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:                                                                         ☐

Calculation of Filing Fee
Transaction valuation*                                          $3,148,722,452.00                                        Amount of filing fee                                                                     $96,665.78

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined by adding (x) the product of (I) the
33,681,238 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares convertible into Limited Voting Shares that are proposed to be acquired in the arrangement and (II) the consideration of $82.00 in cash per Limited Voting Share, plus (y)
$81,353,700 expected to be paid to holders of 3,644,879 options to purchase Limited Voting Shares with an exercise price of less than
$82.00 per share in exchange for cancellation of such options ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the Total Consideration by
.0000307.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $96,665.78
Form or Registration Number: Schedule 13E-3, File No. 005-52609
Filing Party: Four Seasons Hotels Inc., FS Acquisition Corp., Kingdom Hotels International, Isadore Sharp, HRH Prince Alwaleed Bin
Talal Bin Abdulaziz Alsaud. Triples Holdings Limited and Cascade Investment, L.L.C.
Date Filed: February 27, 2007

Introduction

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by Four Seasons Hotels Inc., an Ontario, Canada corporation (the “Company”), FS Acquisition Corp., a company incorporated under the laws of the Province of British Columbia (“Purchaser”), Kingdom Hotels International, Isadore Sharp, HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, Triples Holdings Limited and Cascade Investment, L.L.C. (together with the Company and Purchaser, the “Filing Persons”) on February 27, 2007, as amended by Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the SEC by the Filing Persons on March 21, 2007, and Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the SEC by the Filing Persons on March 29, 2007.

     All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.

     The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 16. Exhibits

       (a)(10) Press Release of Four Seasons Hotels Inc., dated April 5, 2007

SIGNATURE

     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 10, 2007

FOUR SEASONS HOTELS INC.

By: /s/ Randolph Weisz
Name: Randolph Weisz
Title: EVP

By: /s/ Sarah Cohen
Name: Sarah Cohen
Title: SVP

FS ACQUISITION CORP.

By: /s/ Charles S. Henry
Name: Charles S. Henry
Title: Director

KINGDOM HOTELS INTERNATIONAL

By: /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
Name: HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

CASCADE INVESTMENT, L.L.C.

By: /s/ Michael Larson
Name: Michael Larson
Title: Business Manager

TRIPLES HOLDINGS LIMITED

By: /s/ Isadore Sharp
Name: Isadore Sharp

/s/ Isadore Sharp
ISADORE SHARP

/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH PRINCE ALWALEED BIN TALAL BIN
ABDULAZIZ ALSAUD